Filed Pursuant to Rule 433

Registration No. 333-130214

August 14th, 2006

Burlington Northern Santa Fe Corporation

$300,000,000 6.20% Debentures Due August 15th, 2036

Issuer:	Burlington Northern Santa Fe Corporation
Note Type:	Senior Unsecured Debentures
Ratings:	Baa1 / BBB+ (Stable / Stable)
Offering Format:	SEC Registered

Final Terms
Principal Amount	$300,000,000
Benchmark	4.5% due February 15th, 2036
Benchmark Yield	5.113%
Re-offer Spread	+113
Re-offer Yield	6.243%
Coupon	6.200%
Price to Public	99.421%
Coupon Dates	August 15th, February 15th
First Coupon Date	February 15th, 2007
Trade Date	August 14th, 2006
Settlement Date	August 17th, 2006
Maturity Date	August 15th, 2036
Make Whole Call	T + 20 bps
Day Count Convention	30/360
Denomination	$1,000 x $1,000
CUSIP	12189TAX2
Bookrunners:	Barclays Capital Inc. (26.67%), Goldman, Sachs & Co. (26.67%), JP Morgan Securities Inc. (26.67%)
Co-Managers:	BNP Paribas Securities Corp. (6.67%), Piper Jaffray & Co. (6.67%), The Williams Capital Group, L.P. (6.67%)

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.